SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report to Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of August, 2003

Commission File Number:

ORIGIN ENERGY LIMITED

(Translation of registrant’s name into English)

Level 39

AMP Centre

50 Bridge Street

SYDNEY NSW 2000

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)(7):

Note: Regulation S-T Rule 101(b)(1)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes  ☐  No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

INDEX TO EXHIBITS

Item

1.	ASX Release “ Hovea 8 Progress Report, Onshore Perth Basin, Western Australia”, dated August 7, 2003.

2.	ASX Announcement “Substantial Holder – Change of Interests” and attached Form 604 – Notice of Change of Interests of Substantial Holder, dated August 7, 2003.

3.	ASX Announcement “Notice of Date for Determining Holders of Securities” and attached Notice under Section 633(4) of the Corporations Act 2001, dated August 8, 2003.

4.	ASX Release “Hovea 8 Progress Report and Jingemia 2 Update, Onshore Perth Basin, Western Australia, dated August 14, 2003.

5.	ASX Announcement “Appendix 3B Notice” and attached Appendix 3B Notice, dated August 18, 2003.

6.	ASX Announcement “Origin Energy Limited (ORG): Takecover Bid for Oil Company of Australia Limited (OCA)” and attached Notice under Section 633(1) of the Corporations Act 2001, dated August 21, 2003.

ASX Release

Item 1.

7 August 2003

Hovea 8 Progress Report, Onshore Perth Basin, Western Australia

Origin Energy Resources Limited* advises that the Hovea 8 development well operated by ARC Energy NL and located in the onshore Perth Basin Production Licence L1 was at 0600 hours WST preparing to cement 245 mm (9 5/8 inch) casing.

Operations since the last report have been to drill from 1863 metres to 2211 metres measured depth to the top of the Dongara Sandstone reservoir and run 245 mm (9 5/8 inch) casing to 2206 metres. Top Dongara Sandstone was intersected at an 84 degree angle approximately 20 metres above the original oil water contact.

Forward Program

Following cementing of the casing the horizontal section in the Dongara Sandstone reservoir will be drilled in 216 mm (8 ½ inch) hole.

Background

The Hovea 8 well is being drilled from the Hovea Production Facility as a horizontal well with the horizontal Dongara Sandstone section located between the Hovea 3 and Hovea 4 wells. The Hovea 8 well design incorporates the design and drilling parameters from the recent successful deviated well program together with a number of technically advanced drilling techniques. The well is designed to provide optimal drainage of the Hovea reserves, redundancy in the production system, and the ability to meet long term production targets.

Participants in L1 and L2 (excluding the Dongara, Mondarra and Yardarino fields) and Hovea 8 are as follows:

Origin Energy Developments Pty Limited*	50.00%
Arc Energy NL (Operator)	50.00%

*a wholly owned subsidiary of Origin Energy Limited

For further information contact:

John Piper

Executive General Manager—Oil and Gas Production

Phone: 07 3858 0681

Email: john.piper@upstream.originenergy.com.au

Origin Energy Limited ABN 30 000 051 696 • Level 39, AMP Centre, 50 Bridge Street Sydney NSW 2000

GPO Box 5376, Sydney NSW 2001 • Telephone (02) 9220 6400 • Facsimile (02) 9235 1661 • www.originenergy.com.au

Item 2

To	Company Announcements Office	Facsimile	1300 300 021

Company	Australian Stock Exchange	Date	7 August 2003

From	Bill Hundy	Pages	8

Subject	SUBSTANTIAL HOLDER—CHANGE OF INTERESTS

We wish to advise that the substantial shareholding of Origin Energy Limited group in Oil Company of Australia Limited (OCA) has altered and attach the Form 604 Notice of Change of Interests of Substantial Holder.

Regards

Bill Hundy

Company Secretary

02 9220 6467 – bill.hundy@originenergy.com.au

Copy	to: Company Secretary
Oil Company of Australia Limited

Origin Energy Limited ABN 30 000 051 696 • Level 39, AMP Centre, 50 Bridge Street Sydney NSW 2000

GPO Box 5376, Sydney NSW 2001 • Telephone (02) 9220 6400 • Facsimile (02) 9235 1661 • www.originenergy.com.au

Form 604

Corporations Act 2001

Section 671B

Notice of change of interests of substantial holder

To Company Name/Scheme            Oil Company of Australia Limited

ACN/ARSN                                     001 646 331

1. Details of substantial

holder (1)

Name                                                 Origin Energy Limited and the other bodies corporate as set out in Annexure A (“Origin”)

ACN/ARSN (if applicable)              000 051 696

There was a change in the

interests of the substantial                                         The dates set out in paragraph 3

holder on

The previous notice was given to the

company on                                                              15 / 07 / 2003

The previous notice was dated                                15 / 07 / 2003

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice		Present notice
	Person’s votes	Voting power (5)	Person’s votes	Voting powers (5)
ORD	103,124,169	87.69%	103,439,157	87.96%

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person’s votes affected

15/7/2003	BTS Pty Limited	Acquisitions of a relevant interest as a result of purchases of ordinary shares through on-market transactions on ASX	$4.22 per share	ORD 15,000	15,000
16/7/2003	BTS Pty Limited	Acquisitions of a relevant interest as a result of purchases of ordinary shares through on-market transactions on ASX	$4.23 per share	ORD 3,300	3,300
17/7/2003	BTS Pty Limited	Acquisitions of a relevant interest as a result of purchases of ordinary shares through on-market transactions on ASX	$4.23 per share	ORD 9,043	9,043
21/7/2003	BTS Pty Limited	Acquisitions of a relevant interest as a result of purchases of ordinary shares through on-market transactions on ASX	$4.23 per share	ORD 37,200	37,200
25/7/2003	BTS Pty Limited	Acquisitions of a relevant interest as a result of purchases of ordinary shares through on-market transactions on ASX	$4.23 per share	ORD 3,240	3,240

28/7/2003	BTS Pty Limited	Acquisitions of a relevant interest as a result of purchases of ordinary shares through on-market transactions on ASX	$4.23 per share	ORD 67,000	67,000
29/7/2003	BTS Pty Limited	Acquisitions of a relevant interest as a result of purchases of ordinary shares through on-market transactions on ASX	$4.23 per share	ORD 25,000	25,000
30/7/2003	BTS Pty Limited	Acquisitions of a relevant interest as a result of purchases of ordinary shares through on-market transactions on ASX	$4.23 per share	ORD 40,000	40,000
31/7/2003	BTS Pty Limited	Acquisitions of a relevant interest as a result of purchases of ordinary shares through on-market transactions on ASX	$4.23 per share	ORD 43,981	43,981
4/8/2003	BTS Pty Limited	Acquisitions of a relevant interest as a result of purchases of ordinary shares through on-market transactions on ASX	$4.23 per share	ORD 4,300	4,300

5/8/2003	BTS Pty Limited	Acquisitions of a relevant interest as a result of purchases of ordinary shares through on-market transactions on ASX	$4.23 per share	ORD 66,924	66,924

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person’s votes
Origin Energy Limited	Origin Energy Limited	Origin Energy Limited	Holder of securities	73,182,977	73,182,977
Origin Energy Holdings Limited	Origin Energy Holdings Limited	Origin Energy Holdings Limited	Holder of securities	27,037,712	27,037,712
Origin Energy Limited	Origin Energy Resources Limited	Origin Energy Limited	Beneficial Holder of securities	1,160	1,160
Origin Energy Retail Limited	Origin Energy Retail Limited	Origin Energy Retail Limited	Holder of securities	1,160	1,160
Origin Energy Limited	Origin Energy Services Limited	Origin Energy Limited	Beneficial Holder of Securities	1,160	1,160
Origin Energy Limited	Santos Facilities Pty Limited	Santos Facilities Pty Limited	Pursuant to Section 608(8) of the Corporations Act as a result of the Agreement attached as Annexure B to Origin’s Form 604 dated 15 July 2003	2,900,000	2,900,000
BTS Pty Limited	BTS Pty Limited or those persons from whom BTS Pty Limited purchased the shares through on-market transactions on ASX	BTS Pty Limited	Beneficial Owner	314,988	314,988

5. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and CAN/ARSN (if applicable)	Nature of association
N/A

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Origin Energy Limited	Level 39, AMP Centre, 50 Bridge Street, Sydney, NSW 2000
Bodies corporate set out in Annexure A	See Annexure A

Signature

print name	William M Hundy	capacity Secretary

sign here		date 7/ 8 / 2003

DIRECTIONS

(1)	If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 7 of the form.
(2)	See the definition of “associate” in section 9 of the Corporations Act 2001.
(3)	See the definition of “relevant interest” in sections 608 and 671B(7) of the Corporations Act 2001.
(4)	The voting shares of a company constitute one class unless divided into separate classes.
(5)	The person’s votes divided by the total votes in the body corporate or scheme multiplied by 100.
(6)	Include details of:
(a)	any relevant agreement or other circumstances by which the relevant interest was acquired. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and
(b)	any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of “relevant agreement” in section 9 of the Corporations Act 2001.

(7)	Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.
(8)	If the substantial holder is unable to determine the identity of the person ( eg. if the relevant interest arises because of an option) write “unknown”.
(9)	Give details, if appropriate, of the present association and any change in that association since the last substantial holding notice.

ANNEXURE A

This is Annexure A of 4 pages referred to in Form 604 signed by me and dated 7 August 2003.

Signed:
Dated:	7 August 2003

The following is a list of the related bodies corporate of Origin Energy Limited:

Entity	Address
Amadeus United States Pty Ltd	Level 2, South Tower, John Oxley Centre, 339 Coronation Drive, Milton QLD 4064

Angari Pty Ltd	Level 1, North Tower, John Oxley Centre, 339 Coronation Drive, Milton QLD 4064

BESP Pty Ltd	Level 6, 1 King William Street, Adelaide SA 5000

BTS Pty Limited	Level 6, 1 King William Street, Adelaide SA 5000

FRL Pty Limited	Level 6, 1 King William Street, Adelaide SA 5000

Gasmart (Vic) Pty Ltd	Level 6, 1 King William Street, Adelaide SA 5000

Huddart Parker Limited	Level 6, 1 King William Street, Adelaide SA 5000

Hylemit Pty Limited	78 Wyndham Street, Shepparton VIC 3630

OCA (CSG) Pty Limited	Level 1, North Tower, John Oxley Centre, 339 Coronation Drive, Milton QLD 4064

OCA (Durham) Pty Limited	Level 1, North Tower, John Oxley Centre, 339 Coronation Drive, Milton QLD 4064

OCA Holdings Pty Limited	Level 1, North Tower, John Oxley Centre 339 Coronation Drive, Milton QLD 4064

OE JV Co Pty Ltd	Level 39, 50 Bridge Street, Sydney NSW 2000

OE SEA Gas Holdings Pty Ltd	Level 39, 50 Bridge Street, Sydney NSW 2000

OE SEA Gas SPV2 Pty Ltd	Level 39, 50 Bridge Street, Sydney NSW 2000

OE SEA Gas SPV3 Pty Ltd	Level 39, 50 Bridge Street, Sydney NSW 2000

Oil Company of Australia (Moura) Pty Ltd	Level 1, North Tower, John Oxley Centre, 339 Coronation Drive, Milton QLD 4064

Oil Company of Australia (Moura) Transmissions Pty Ltd	Level 1, North Tower, John Oxley Centre, 339 Coronation Drive, Milton QLD 4064

Oil Company of Australia Ltd	Level 1, North Tower, John Oxley Centre, 339 Coronation Drive, Milton QLD 4064

Oil Investments Ltd	Level 1, North Tower, John Oxley Centre, 339 Coronation Drive, Milton QLD 4064

Origin (LGC) (Aust) Pty Ltd	Level 6, 1 King William Street, Adelaide SA 5000

Origin Energy (Vic) Pty Ltd	Level 6, 1 King William Street, Adelaide SA 5000

Origin Energy Amadeus NL	Level 2, South Tower, John Oxley Centre, 339 Coronation Drive, Milton QLD 4064

Origin Energy American Samoa Inc	Nu’uuli, American Samoa

Origin Energy Asset Management Ltd	Level 6, 1 King William Street, Adelaide SA 5000

Origin Energy Asset Management Services Pty Ltd	Level 39, 50 Bridge Street, Sydney NSW 2000

Origin Energy Australia Holding BV	Level 39, 50 Bridge Street, Sydney NSW 2000

Origin Energy Bonaparte Pty Ltd	Level 2, South Tower, John Oxley Centre, 339 Coronation Drive, Milton QLD 4064

Origin Energy Contracting Limited	Level 6, 1 King William Street, Adelaide SA 5000

Origin Energy Cook Islands Ltd	Avarua, Rarotonga, Cook Islands

Origin Energy Developments Pty Ltd	Level 2, South Tower, John Oxley Centre, 339 Coronation Drive, Milton QLD 4064

Origin Energy Electricity Limited	Level 6, 1 King William Street, Adelaide SA 5000

Origin Energy Finance Company Pty Limited	Level 39, 50 Bridge Street, Sydney NSW2000

Origin Energy Holdings Limited	Level 6, 1 King William Street, Adelaide SA 5000

Origin Energy Industries Limited	12 Waione Street, Petone, Wellington New Zealand

Origin Energy LPG Limited	Level 6, 1 King William Street, Adelaide SA 5000

Origin Energy Ltd	Level 39 AMP Centre, 50 Bridge Street, Sydney NSW 2000

Origin Energy Mt Stuart BV	Level 39, 50 Bridge Street, Sydney NSW 2000

Origin Energy Northwest Ltd	Level 2, South Tower, John Oxley Centre, 339 Coronation Drive, Milton QLD 4064

Origin Energy NZ Share Plan Limited	12 Waione Street, Petone, New Zealand

Origin Energy Petroleum Pty Ltd	Level 2, South Tower, John Oxley Centre, 339 Coronation Drive, Milton QLD 4064

Origin Energy Pipelines (Vic) Holdings Pty Ltd	Level 6, 1 King William Street, Adelaide SA 5000

Origin Energy Pipelines (Vic) Pty Ltd	Level 6, 1 King William Street, Adelaide SA 5000

Origin Energy Pipelines Pty Limited	Level 6, 1 King William Street, Adelaide SA 5000

Origin Energy PNG Ltd	Napa Napa Road, Kanudi, Port Moresby

Origin Energy Power Ltd	Level 6, 1 King William Street, Adelaide SA 5000

Origin Energy Resources Ltd	Level 2, South Tower, John Oxley Centre, 339 Coronation Drive, Milton QLD 4064

Origin Energy Resources NZ Ltd	12 Waione Street, Petone, Wellington, New Zealand

Origin Energy Retail Ltd	Level 6, 1 King William Street, Adelaide SA 5000

Origin Energy SA Pty Limited	Level 6, 1 King William Street, Adelaide SA 5000

Origin Energy Samoa Ltd	Sogi, Samoa

Origin Energy Services Limited	Level 6, 1 King William Street, Adelaide SA 5000

Origin Energy Solar Pty Limited	Level 39, 50 Bridge Street, Sydney NSW 2000

Origin Energy Solomons Ltd	Mendana Avenue, Honiara, Solomon Islands

Origin Energy SWC Limited	Level 18, 1 Spring Street, Melbourne VIC 3000

Origin Energy Tasmania Limited	Level 6, 1 King William Street, Adelaide SA 5000

Origin Energy Vanuatu Ltd	Rue Pasteur, Port Vila, Vanuatu

Origin Energy WA Pty Ltd	Level 6, 1 King William Street, Adelaide SA 5000

Origin Energy Water Management Pty Ltd	Level 39, 50 Bridge Street, Sydney NSW 2000

Origin Energy Zoca 91-08 Pty Ltd	Level 2, South Tower, John Oxley Centre, 339 Coronation Drive, Milton QLD 4064

Parbond Pty Limited	Level 39, 50 Bridge Street, Sydney NSW 2000

Sagasco Amadeus Pty Ltd	Level 2, South Tower, John Oxley Centre, 339 Coronation Drive, Milton QLD 4064

Sagasco NT Pty Ltd	Level 2, South Tower, John Oxley Centre, 339 Coronation Drive, Milton QLD 4064

Sagasco Southeast Inc	Level 2, South Tower, John Oxley Centre, 339 Coronation Drive, Milton QLD 4064

The Albury Gas Company Limited	Level 6, 1 King William Street, Adelaide SA 5000

The Fiji Gas Co. Ltd	Cnr Amra Street & Foster Road, Walu Bay, Suva Fiji

Tonga Gas Ltd	Cnr Amra Street & Foster Road, Walu Bay, Suva Fiji

Vic Gas Distribution Pty Ltd	Level 6, 1 King William Street, Adelaide SA 5000

Item 3

To	Company Announcements Office	Facsimile	1300 300 021

Company	Australian Stock Exchange Limited	Date	8 August 2003

From	Bill Hundy	Pages	2

Subject	NOTICE OF DATE FOR DETERMINING HOLDERS OF SECURITIES

In accordance with section 633(4) of the Corporations Act, we attach a notice from Origin Energy Limited setting the date for determining the persons to whom information is to be sent under items 6 and 12 of section 633(1) of the Corporations Act.

Regards

Bill Hundy

Company Secretary

02 9220 6467 – bill.hundy@originenergy.com.au

Origin Energy Limited ABN 30 000 051 696 • Level 39, AMP Centre, 50 Bridge Street Sydney NSW 2000

GPO Box 5376, Sydney NSW 2001 • Telephone (02) 9220 6400 • Facsimile (02) 9235 1661 • www.originenergy.com.au

CORPORATIONS ACT

SECTION 633(4)

NOTICE OF DATE FOR DETERMINING HOLDERS OF SECURITIES

Company Announcements Office

Australian Stock Exchange Limited

Exchange Centre

20 Bridge Street

SYDNEY NSW 2000

Take notice that, in relation to the takeover bid by Origin Energy Limited ABN 30 000 051 696 for all of the ordinary shares in Oil Company of Australia Limited, the date for determining the persons to whom information is to be sent under items 6 and 12 of section 633(1) of the Corporations Act is 10am (Sydney time) on 12 August 2003.

Dated the 8th day of August 2003

Bruce Beeren

Director

Origin Energy Limited

Origin Energy Limited ABN 30 000 051 696 • Level 39, AMP Centre, 50 Bridge Street Sydney NSW 2000

GPO Box 5376, Sydney NSW 2001 • Telephone (02) 9220 6400 • Facsimile (02) 9235 1661 • www.originenergy.com.au

ASX Release

Item 4

14 August 2003

Hovea 8 Progress Report and Jingemia 2 Update, Onshore Perth Basin, Western Australia

Hovea 8

Origin Energy Resources Limited* advises that the Hovea 8 development well operated by ARC Energy NL and located in the onshore Perth Basin Production Licence L1 has been completed for production.

Operations since the last report have been to drill a largely horizontal section in the Dongara Sandstone reservoir from the casing shoe to a point 158 metres to the north-northeast of the reservoir entry point. The well has been completed for production and briefly flowed to clean-up the open-hole section. The well is now shut-in to allow the drilling rig to be moved, a process expected to take approximately one week.

Forward Program

Once the well operations at Hovea 8 are complete, the rig will be released to the EP413 joint venture for the Jingemia 2 appraisal well.

Jingemia 2

The oil production phase of the Jingemia 1 Extended Production Test (EPT) was completed on 3 August having produced over 125,000 barrels of oil with no water at flow rates ranging from a constrained 1000 barrels of oil per day to in excess of 1850 barrels of oil per day. Jingemia 1 is now shut-in to enable further reservoir pressure measurements to be taken and the Jingemia 2 well to be drilled.

The Jingemia 2 appraisal well will be drilled from the Jingemia 1 production facility at high angle to target the Dongara Sandstone oil reservoir approximately 1 kilometre southeast of the Jingemia 1 discovery well. The well is being located to intersect the edge of the Jingemia Field as currently mapped. The aim of the well is to better define the field oil water contact, give greater confidence to field reserves and provide a point for water injection into the reservoir to provide pressure support.

Following the drilling of Jingemia 2, subject to the results of the well and obtaining required Government approvals, it is likely that a further extended production test will be required to optimise field development planning.

Jingemia 2 will be operated by Origin and is expected to spud on or about 24 August.

Origin Energy Limited ABN 30 000 051 696 • Level 39, AMP Centre, 50 Bridge Street Sydney NSW 2000

GPO Box 5376, Sydney NSW 2001 • Telephone (02) 9220 6400 • Facsimile (02) 9235 1661 • www.originenergy.com.au

Participants in L1 and L2 (excluding the Dongara, Mondarra and Yardarino fields) and Hovea 8 are as follows:

Origin Energy Developments Pty Limited*	50.00%
Arc Energy NL (Operator)	50.00%

Participants in EP 413 and Jingemia 2 are as follows:

Origin Energy Developments Pty Limited* (Operator)	49.189%
Hardman Oil and Gas Pty Ltd	22.376%
AWE (Perth Basin) Pty Ltd	15.245%
Victoria Petroleum NL	5.000%
Voyager Energy Limited	6.270%
Norwest Energy NL	1.278%
Roc Oil (WA) Pty Limited	0.250%
ARC Energy NL	0.250%
John Kevin Geary	0.142%

*a wholly owned subsidiary of Origin Energy Limited

For further information contact:

John Piper

Executive General Manager – Oil and Gas Production

Phone: 07 3858 0681

Email: john.piper@upstream.originenergy.com.au

Origin Energy Limited ABN 30 000 051 696 • Level 39, AMP Centre, 50 Bridge Street Sydney NSW 2000

GPO Box 5376, Sydney NSW 2001 • Telephone (02) 9220 6400 • Facsimile (02) 9235 1661 • www.originenergy.com.au

Item 5

To	Company Announcements Office	Facsimile	1300 300 021

Company	Australian Stock Exchange Limited	Date	18 August 2003

From	Bill Hundy	Pages	9

Subject	APPENDIX 3B NOTICE

Please find attached an Appendix 3B regarding the exercise of options under the Senior Executive Option Plan.

Regards

Bill Hundy

Company Secretary

02 9220 6467 – bill.hundy@originenergy.com.au

Origin Energy Limited ABN 30 000 051 696 • Level 39, AMP Centre, 50 Bridge Street Sydney NSW 2000

GPO Box 5376, Sydney NSW 2001 • Telephone (02) 9220 6400 • Facsimile (02) 9235 1661 • www.originenergy.com.au

Appendix 3B

New issue announcement

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement,

application for quotation of additional securities

and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity
ORIGIN ENERGY LIMITED

ABN
30 000 051 696

We (the entity) give ASX the following information.

Part 1 – All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Fully Paid Shares

2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	19,050

3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully Paid Ordinary Shares

+ See chapter 19 for defined terms.

11/3/2002

Appendix 3B Page 20

Appendix 3B

New issue announcement

4

Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:

    •          the date from which they do

    •          the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment

    •          the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

		Yes

5	Issue price or consideration	$1.76

6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Issued as a result of the exercise of Options issued pursuant to the rules of the Origin Energy Senior Executive Option Plan (previously the Boral Limited Senior Executive Option Plan)

7	Dates of entering +securities into uncertificated holdings or despatch of certificates	14 August 2003

		Number	+Class
8	Number and +class of all +securities quoted on ASX (including the securities in clause 2 if applicable)	657,855,151	Ordinary

+ See chapter 19 for defined terms.

11/3/2002

Appendix 3B Page 21

Appendix 3B

New issue announcement

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (including the securities in clause 2 if applicable)	11,366,600	Options

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	All Shares Participate Equally

Part 2 – Bonus issue or pro rata issue

11	Is security holder approval required?	N/A

12	Is the issue renounceable or non-renounceable?	N/A

13	Ratio in which the +securities will be offered	N/A

14	+Class of +securities to which the offer relates	N/A

15	+Record date to determine entitlements	N/A

16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A

17	Policy for deciding entitlements in relation to fractions	N/A

18

Names of countries in which the entity has +security holders who will not be sent new issue documents

Note: Security holders must be told how their entitlements are to be dealt with.

Cross reference: rule 7.7.

N/A

19	Closing date for receipt of acceptances or renunciations	N/A

20	Names of any underwriters	N/A

+ See chapter 19 for defined terms.

11/3/2002

Appendix 3B Page 22

Appendix 3B

New issue announcement

21	Amount of any underwriting fee or commission	N/A

22	Names of any brokers to the issue	N/A

23	Fee or commission payable to the broker to the issue	N/A

24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A

25	If the issue is contingent on +security holders’ approval, the date of the meeting	N/A

26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A

27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A

28	Date rights trading will begin (if applicable)	N/A

29	Date rights trading will end (if applicable)	N/A

30	How do +security holders sell their entitlements in full through a broker?	N/A

31	How do +security holders sell part of their entitlements through a broker and accept for the balance?	N/A

+ See chapter 19 for defined terms.

11/3/2002

Appendix 3B Page 23

Appendix 3B

New issue announcement

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A

33	+Despatch date	N/A

Part 3 – Quotation of securities
You need only complete this section if you are applying for quotation of securities

34	Type of securities (tick one)

(a)	Securities described in Part 1

(b)

All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities
(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35	If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36

If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories

1 – 1,000

1,001 – 5,000

5,001 – 10,000

10,001 – 100,000

100,001 and over

37	A copy of any trust deed for the additional +securities

(now go to 43)

+ See chapter 19 for defined terms.

11/3/2002

Appendix 3B Page 24

Appendix 3B

New issue announcement

Entities that have ticked box 34(a)

38	Number of securities for which +quotation is sought

39	Class of +securities for which quotation is sought

40

Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:

    •          the date from which they do

    •          the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment

    •          the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)

		Number	+Class

42	Number and +class of all +securities quoted on ASX (including the securities in clause 38)

(now go to 43)

+ See chapter 19 for defined terms.

11/3/2002

Appendix 3B Page 25

All entities

Fees

43	Payment method (tick one)
Cheque attached

Electronic payment made Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

Periodic payment as agreed with the home branch has been arranged Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1	+Quotation of our additional +securities is in ASX’s absolute discretion. ASX may quote the +securities on any conditions it decides.

2	We warrant the following to ASX.

	•	The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

	•	There is no reason why those +securities should not be granted +quotation.

	•	An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

	•	Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

	•	We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

	•	If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3	We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4	We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

+ See chapter 19 for defined terms.

11/3/2002

Appendix 3B Page 26

Sign here:		Date: 18 August 2003

Company Secretary

Print name:	William M Hundy

+ See chapter 19 for defined terms.

11/3/2002

Appendix 3B Page 27

Item 6

To	Company Announcements Office	Facsimile	1300 300 021

Company	Australian Stock Exchange Limited	Date	21 August 2003

From	Bill Hundy	Pages	2

Subject	ORIGIN ENERGY LIMITED (ORG): TAKEOVER BID FOR OIL COMPANY OF AUSTRALIA LIMITED (OCA)

In accordance with item 8 of section 633(1) of the Corporations Act, attached is a notice from Origin Energy Limited that its bidder’s statement and all offers in relation to its takeover bid for all of the ordinary shares in Oil Company of Australia Limited have been sent as required by item 6 of section 633(1) of the Corporations Act.

Regards

Bill Hundy

Company Secretary

02 9220 6467 – bill.hundy@originenergy.com.au

Origin Energy Limited ABN 30 000 051 696 • Level 39, AMP Centre, 50 Bridge Street Sydney NSW 2000

GPO Box 5376, Sydney NSW 2001 • Telephone (02) 9220 6400 • Facsimile (02) 9235 1661 • www.originenergy.com.au

CORPORATIONS ACT 2001

SECTION 633(1)

NOTICE THAT BIDDER’S STATEMENT AND OFFERS HAVE BEEN SENT

Origin Energy Limited (ABN 30 000 051 696) hereby gives notice that its bidder’s statement and offers in relation to its takeover bid for all of the ordinary shares in Oil Company of Australia Limited (ABN 68 001 646 331) have been sent as required by item 6 of subsection 633(1) of the Corporations Act.

The date of the offers is 20 August 2003.

Dated the 21st day of August 2003

Bruce Beeren

Director

Origin Energy Limited

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORIGIN ENERGY LIMITED

By:	/s/ WILLIAM HUNDY
Name:	William Hundy
Title:	Company Secretary

Date: September 9, 2003